THIRD AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS THIRD AMENDMENT dated as of the 20th day of February, 2018, to the Investment Advisory Agreement, dated as of May 23, 2012, as amended June 1, 2017, and September 28, 2017 (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Reinhart Partners, Inc., a Wisconsin corporation (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, to add the Reinhart Intermediate Bond NextShares, a new series of Managed Portfolio Series..

Except to the extent amended hereby, the Agreement shall remain in full force and effect

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ James R. Arnold
James R. Arnold
President and Principal Executive Officer

REINHART PARTNERS, INC.

By:	/s/ Bill Gray
Bill Gray
Partner

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Reinhart Mid Cap PMV Fund	0.90%
Reinhart Genesis PMV Fund	0.95%
Reinhart Intermediate Bond NextShares	0.30%